SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2018
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Material Fact Corporate Reorganization of the Group

São Paulo, October 14, 2018 - GOL Linhas Aéreas Inteligentes S.A. (“GOL” or “Company”), (NYSE: GOL and B3: GOLL4), Brazil's #1 airline, in compliance with the provisions in §4 of article 157 of Law no. 6404, dated December 15, 1976, as amended (“Corporations Act”) and in CVM Instruction no. 358/2002 (“ICVM 358”), hereby informs that (i) on the date hereof it has communicated to Smiles Fidelidade S.A. (B3: SMLS3) (“SMILES”) its intention to not renew the operating and backoffice services agreements (together, the “Operating Agreement”) executed among GOL, Gol Linhas Aéreas S.A. (“GLA”) and SMILES (jointly, the Companies” or the “Group”), beyond its current expiration date in 2032; (ii) it is initiating proceedings aiming at a corporate reorganization of the Group, as detailed below (“Reorganization”); and (iii) it has requested that an extraordinary general shareholders’ meeting of SMILES be called to include a provision for the creation of an independent special committee (“Independent Committee”), in accordance with the procedures of CVM’s Opinion No. 35, dated September 1st, 2008 (“CVM’s Opinion 35”), in SMILES’ bylaws, to negotiate the terms of the Reorganization.

The contemplated Reorganization includes, (i) the creation, by GLA, of preferred shares, with increased economic rights in relation to the common shares of GLA (“GLA Preferred Special Shares”); (ii) the sale of common shares issued by GLA to GOL’s controlling shareholder, Fundo de Investimento em Participações Volluto (“Volluto”); (iii) the merger of SMILES into GOL, with the issuance by GOL, to the shareholders of SMILES, of GOL preferred shares of the class currently existing (“GOL Preferred Shares”), and of a new class of redeemable preferred shares of GOL (“GOL Redeemable Preferred Shares”); (iv) the redemption of the GOL Redeemable Preferred Shares, with payment in cash over a period of time to be determined; (v) the capital increase of GLA, against contribution, by GOL, of assets and liabilities related to activities of SMILES; and (vi) as a second step, GOL’s migration to the Novo Mercado.

The terms of the Reorganization will be negotiated with SMILES’ Independent Committee and, where applicable, submitted for approval by GOL’s and SMILES’ shareholders.

The following chart demonstrates a simplified illustration of the current corporate structure and the corporate structure contemplated after the implementation of the Reorganization:

1	GOL Linhas Aéreas Inteligentes S.A.

Material Fact Corporate Reorganization of the Group

1. Reorganization and its objectives

The Reorganization seeks to ensure the long-term competitiveness of the Group, aligning the interests of all stakeholders, reinforcing a combined capital structure, simplifying the corporate governance of the Companies, reducing operating, administrative and financing costs and expenses, and increasing the market liquidity for all of the Group’s shareholders.

The Reorganization assumes the joint approval of all steps listed above, so that the implementation of each of the referred transactions will be conditioned to the approval of the others, except for (i) the creation of the GLA Preferred Special Shares, which may occur before the other steps, and (ii) the migration of GOL to the Novo Mercado, which shall be carried out subsequent to the other steps within the term set forth in article 46 of the Novo Mercado’s Regulation.

2. Context and benefits of Reorganization

Historically and globally, the leading loyalty programs in the world are controlled and managed by airlines. Airline tickets are, consistently, the most relevant reward category demanded by loyalty programs members.

The Group is comprised of the leading domestic players in both of these markets in Brazil, with a current share of approximately 36% of the Brazilian aviation market and a share greater than 50% of the Brazilian market for loyalty programs.

2	GOL Linhas Aéreas Inteligentes S.A.

Material Fact Corporate Reorganization of the Group

In Brazil, competition in both the airline and loyalty programs markets has become increasingly challenging in recent years. The Group has made strong and coordinated efforts to increase the attractiveness of GLA’s airline products and the attractiveness of SMILES’ loyalty program for its clients and partners. Regardless of such efforts, limitations in the Operating Agreement and the existence of distinctive governance structures and shareholder bases have revealed obstacles to the capacity for necessary investments and the optimization in the coordination of the development of offers and products within the Companies’ respective markets. This has become a burden to the Group as a whole, given the increased need by GLA for constant fleet renewal and the growth of product and services offer, as well as the increasing competitiveness of loyalty programs.

In the context of this scenario, GOL has concluded that (i) having separate corporate structures for the Group’s two key businesses is not in the best interest of the Group’s shareholders, (ii) that it does not intend to renew the Operating Agreement, and (iii) that the Reorganization is the path that will generate the highest value for the Companies and their respective shareholders, among other factors, by:

•         Ensuring the long-term competitiveness of the Group in both of its key markets (airline travel and loyalty programs)

•         Unification of GOL and SMILES’ shareholder bases in one single type of voting share negotiated on the Novo Mercado of the B3 and on the New York Stock Exchange (NYSE), through an ADS (American Depositary Share) program, which would simplify the Group’s shareholding structure, align the interests of all shareholders and increase the market liquidity of the traded shares

•         Improved, more efficient governance and decision making, through increased management coordination and a shared business plan and objective setting for all companies in the Group

•         Full integration (as opposed to mere consolidation) of the financial and operational results of operations, balance sheets and cash flows of SMILES and GLA to permit the Group to optimize its capital structure, cost of capital, and financing sources, allowing the airline to compete more effectively and the loyalty program to benefit from the improved positioning of its key business partner

•         Improvement in the offering of products for GLA’s passengers and SMILES’ members as well as for SMILES’ commercial partners

The Reorganization is consistent with the trends in the airline and loyalty programs industries in recent months. The misalignment resulting from separate ownership structures for the two businesses has impaired their respective ability to compete. Of note, one of the leading programs in the northern hemisphere was recently repurchased by Canada’s flagship airline; the leading airline in Mexico has announced an intent to repurchase the minority stake that it had previously sold; and there have been no initial public market equity offerings of airline-controlled loyalty programs in approximately 5 years. In Brazil, one of SMILES’ major competitors became the target of a tender offer for its shares, accompanied by a notice of non-renewal of the operational agreement between the aforesaid competitor and the air carrier that controls its share capital, in order to increase its competitiveness in the loyalty program market. Additionally, a number of non-airline sponsored loyalty programs have been launched in recent years further changing the competitive landscape, when compared with 2013 when SMILES was originally carved out. This, together with the fact that, after the above events, there will be no public benchmark investment for SMILES, reinforces the need for the Reorganization.

3	GOL Linhas Aéreas Inteligentes S.A.

Material Fact Corporate Reorganization of the Group

3. Main steps of the Reorganization

3.1. Creation of GLA Preferred Special Shares and Sale of GLA’s Common Shares to Volluto

Considering the restrictions to the participation of foreign shareholders in the share capital of GLA as provided for in the Código Brasileiro de Aeronáutica, and the intention of unifying the shareholdings in one sole company, whose shares will necessarily be common, due to the entry into the Novo Mercado, it will be necessary that GLA is controlled directly by Volluto, which today is GOL’s direct controlling shareholder and is GLA and SMILES’ indirect controlling shareholder.

In order to protect the economic rights of GOL in GLA, the share capital of GLA shall be represented (i) by common shares and (ii) by GLA Preferred Special Shares with increased economic rights.

Subsequently, the common shares of GLA will be sold to Volluto, so that Volluto will hold 100% of GLA’s voting capital. This sale will be conditioned on the completion of the Reorganization and, once defined, its terms and conditions shall be submitted for the approval of GOL’s shareholders and the Agência Nacional de Aviação Civil – ANAC (“ANAC”). GOL’s current governance structure will be fully preserved and reflected in the new structure.

In this context, and in accordance with Brazilian Corporations Law, GOL’s shareholders may be entitled to the right to withdraw, for its book value.

3.2. Merger of SMILES by GLAI and redemption of GOL Redeemable Preferred Shares

The merger of SMILES into GOL will result in the extinction of SMILES under Brazilian corporate law, with the succession by GOL in all of SMILES’ assets and liabilities and in the migration of SMILES’ shareholder base to GOL.

SMILES’ shareholders shall receive a combination of: (i) GOL Preferred Shares and (ii) GOL Redeemable Preferred Shares at an exchange ratio and terms to be negotiated between GOL’s administration and SMILES’ Independent Committee.

The creation of GOL Redeemable Preferred Shares will be subject to approval by the current holders GOL’s preferred shares.

4	GOL Linhas Aéreas Inteligentes S.A.

Material Fact Corporate Reorganization of the Group

Considering the merger of SMILES into its controlling shareholder GOL, an appraisal report as set forth in article 264 of Brazilian Corporations Law will be prepared, and, if applicable, the right to withdraw will be guaranteed to the dissenting shareholders of SMILES in accordance with this appraisal report.

3.3 Capital increase of GLA

Subsequently, a capital increase of GLA in the form of GLA Preferred Special Shares shall be approved, fully subscribed for and paid-for by GOL, with the assets and liabilities related to SMILES’ activities.

3.4. GOL’s migration to the “Novo Mercado”

Finally, within the term set forth in the article 46 of the Novo Mercado Regulation, GOL shall be listed on the Novo Mercado, the highest corporate governance segment of the B3, with the consequent conversion of all GOL Preferred Shares into common shares. The swap ratio of the current GOL Preferred Shares into common shares will be of 35 common shares for each GOL Preferred Share, in accordance with the proportion of the current economic rights of those share classes. Immediately after the conversion of GOL Preferred Shares into common shares, GOL will consolidate its common shares by the ratio of 35 to 1, in order to maintain the pricing basis of its shares in the stock market.

The shareholders of GOL Preferred Shares, which dissent about the conversion of their GOL Preferred Shares into common shares, according to the terms above, will be granted the right to withdraw from GOL, pursuant to article 137 of Brazilian Corporations Law, by its book value.

4. Independent Committee and Swap Ratio

Considering SMILES’ merger into its controlling shareholder GOL as proposed in the Reorganization, GOL shall recommend SMILES’s Board of Directors the constitution of an Independent Committee, complying with CVM Opinion 35.

The Independent Committee shall be free to negotiate the Reorganization with GOL, and submit its recommendation to approve or reject the Reorganization to SMILES’ Board of Directors.

In this context, GOL has requested, concurrently with this Material Fact, that SMILES’ management call an extraordinary shareholders’ meeting, in order to amend SMILES’ Bylaws to provide for the establishment of an Independent Committee, whose members may not be part of SMILES’ or GOL management and board of directors, all in accordance with CVM’s Opinion 35.

5. Approval and other information about the Reorganization

In the event of approval, by GOL and SMILES’ boards of directors, of the negotiated terms, GOL and SMILES’ managers will mandate the necessary appraisal reports, execute the relevant documentation, in particular the protocol and justification, and call the extraordinary shareholders’ general meetings of SMILES and GOL who shall vote on the Reorganization.

5	GOL Linhas Aéreas Inteligentes S.A.

Material Fact Corporate Reorganization of the Group

The Reorganization is subject to previous authorization from ANAC.

6. Planned Timeline

GOL estimates that the Companies’ general shareholders’ meetings, which will deliberate the Reorganization, shall be called approximately 100 days after this date, depending on several factors, including the term that the Independent Committee understands is needed for the negotiation of the terms of the Reorganization.

7. Other Considerations

Before deciding on the structure provided herein, GOL conducted studies of alternative structures for the Reorganization, including the implementation of a unified public tender offer to acquire up to all of the common share issued by SMILES, with the purpose of: (i) cancelling the registration of SMILES before the CVM as a publicly-held company, and (ii) withdraw from the Novo Mercado listing segment. In case the Reorganization does not get approved, GOL may or may not revert to alternative structures to achieve its objectives in this regard, including by way of a public tender offer.

Richard Freeman Lark Jr.

Chief Financial Officer & Investor Relations Officer

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55 (11) 2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

GOL serves more than 30 million passengers annually. With Brazil’s largest network, GOL offers customers more than 700 daily flights to 67 destinations in 10 countries in South America and the Caribbean. GOLLOG is a leading cargo transportation and logistics business serving more than 3,400 Brazilian municipalities and, through partners, more than 200 international destinations in 95 countries. SMILES is one of the largest coalition loyalty programs in Latin America, with over 14 million registered participants, allowing clients to accumulate miles and redeem tickets for more than 700 locations worldwide, Headquartered in São Paulo. GOL has a team of more than 15,000 highly skilled aviation professionals and operates a fleet of 120 Boeing 737 aircraft, with a further 135 Boeing 737 MAX on order, delivering Brazil's top on-time performance and an industry leading 17 year safety record. GOL has invested billions of Reais in facilities, products and services and technology to enhance the customer experience in the air and on the ground. GOL's shares are traded on the NYSE (GOL) and the B3 (GOLL4). For further information, visit www.voegol.com.br/ir.

Disclaimer

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management. Such forward- looking statements depend, substantially, on external factors, in addition to the risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice. The Company's non-financial information was not reviewed by the independent auditors.

6	GOL Linhas Aéreas Inteligentes S.A.

Material Fact Corporate Reorganization of the Group

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7	GOL Linhas Aéreas Inteligentes S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 15, 2018

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard Freeman Lark Junior
Name: Richard Freeman Lark Junior Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.